Exhibit 99.1

FangDD Reports Fourth Quarter and Full Year 2020 Unaudited Financial Results

Shenzhen, China, March 26, 2021 (GlobeNewswire) - Fangdd Network Group Ltd. (NASDAQ: DUO) (“FangDD” or “the Company”), a leading property technology company in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Fourth Quarter 2020 Financial Highlights

•                  Revenue decreased by 40.6% to RMB622.4 million (US$95.4 million) from RMB1,047.2 million in the same period of 2019.

•                  Net loss decreased to RMB92.8 million (US$14.2 million) from RMB691.0 million in the same period of 2019.

•                  Non-GAAP net loss1 was RMB68.5 million (US$10.5 million) compared to non-GAAP net income of RMB54.9 million in the same period of 2019.

Full Year 2020 Financial Highlights

•                  Revenue decreased by 31.9% to RMB2,451.3 million (US$375.7 million) from RMB3,599.4 million in the same period of 2019.

•                  Net loss was RMB221.4 million (US$33.9 million) compared to RMB510.4 million in the same period of 2019.

•                  Non-GAAP net loss was RMB118.6 million (US$18.2 million) compared to non-GAAP net income of RMB235.5 million in the same period of 2019.

Fourth Quarter 2020 Operating Highlights

•                  The number of active agents2 in the Company’s marketplace was 283.3 thousand, representing an increase of 18.9% from 238.2 thousand in the same period of 2019.

•                  The number of closed-loop agents3 was 30.9 thousand, representing an increase of 15.3% from 26.8 thousand in the same period of 2019.

1  Non-GAAP net loss is defined as net loss excluding share-based compensation expenses. For more information on these non-GAAP financial measures, please see the section captioned “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

2  “Active agents” refer to real estate agents who have visited the Company’s marketplace and used one or more of its functions within a period of time.

3  Closed-loop agents refer to real estate agents who have completed closed-loop transactions in the Company’s marketplace under the Company’s monitoring and control. Closed-loop transactions refer to property transactions in which the major steps are completed or managed by real estate agents in the Company’s marketplace.

•                  Total closed-loop GMV4 facilitated on the Company’s platform decreased by 15.9% to RMB57.3 billion (US$8.8 billion) from RMB68.1 billion in the same period of 2019. New property and resale listings contributed RMB30.9 billion (US$4.7 billion) and RMB26.4 billion (US$4.0 billion), respectively, to the total closed-loop GMV in the fourth quarter of 2020.

Full Year 2020 Operating Highlights

•                  The number of active agents in the Company’s marketplace was 577.2 thousand, representing an increase of 30.2% from 443.3 thousand in 2019.

•                  The number of closed-loop agents was 75.3 thousand, representing an increase of 24.7% from 60.4 thousand in 2019.

•                  Total closed-loop GMV facilitated on the Company’s platform decreased by 14.0% to RMB181.1 billion (US$27.8 billion) from RMB210.5 billion in 2019. New property and resale listings contributed RMB107.9 billion (US$16.5 billion) and RMB73.1 billion (US$11.2 billion), respectively, to the total closed-loop GMV in 2020.

Mr. Yi Duan, Chairman and Co-Chief Executive Officer of FangDD, commented, “With a rapid spike in commission fees for new construction property sales, real estate developers faced increasing cost pressure in 2020. As a result, more developers are turning to online marketing channels which we expect will fundamentally change the platforms service model. In line with our commitment to empowering agents and other participants on our platform, we continued to optimize our SaaS solutions and introduce new online service tools, helping agents on our platform deliver more efficient services. In addition, we launched SaaS solutions that enable our partner developers to have direct access to and more effective interaction with agents on our platform, which will largely improve efficiency of sales activities. Going forward, we will remain steadfast in our commitment to upgrading our technology, developing superior SaaS solutions and providing platform services to enhance our service efficiency. We are confident that such efforts will bring us to a new growth cycle.”

Mr. Xi Zeng, Co-Chief Executive Officer of FangDD, stated, “We continued to prioritize our long-term growth strategy in 2020 and thus steadily expanded our agent base and property listings during the year. Notably, the number of active agents on our platform in 2020 grew by 30.2% to 577.2 thousand from 443.3 thousand in 2019. Moreover, the number of new construction property projects on our platform in 2020 increased by 24.1% year over year to 5,825. In terms of closed-loop transactions for resale properties, our strategic cooperation with Shanghai Yuancui Information Technology Co., Ltd. further bolstered our capabilities, as our total closed-loop resale property transaction GMV in 2020 increased by 15.3% year over year to RMB73.1 billion. Looking ahead, we believe that our SaaS offerings and platform services will continue to fuel our active agent base and property listings dual growth engines.”

4  “Closed-loop GMV” refers to the GMV of closed-loop transactions facilitated in the Company’s marketplace during the specified period. Closed-loop transactions refer to property transactions in which the major steps are completed or managed by real estate agents in the Company’s marketplace.

Ms. Jiaorong Pan, Chief Financial Officer of FangDD, commented, “Since the second half of 2020, companies from other industries have attempted to enter China’s real estate sector and quickly gained market share by offering large amounts of commissions and subsidies. As we believe that this vicious subsidy competition will not generate any sustainable growth, we have made the strategic decision to forgo the disbursement of subsidies. While this decision had impacted our revenue in the fourth quarter of 2020, we believe that such effects will only be temporary. Our investments and long-term focus on providing best-in-class SaaS solutions and diverse services to agents and developers will help us to overcome this momentary setback on our closed-loop transaction volume going forward.”

Fourth Quarter 2020 Financial Results

REVENUE

Revenue in the fourth quarter of 2020 decreased by 40.6% to RMB622.4 million (US$95.4 million) from RMB1,047.2 million in the same period of 2019. The decrease was attributable to the Company’s decision to optimize its revenue mix between (i) revenues from base commissions which had lower profit margins due to the intensified market competition; and (ii) revenues from value-added services and new business initiatives, such as the launched SaaS solutions for various platform participants, with which the Company attempted to diversify its future revenue stream.

COST OF REVENUE

Cost of revenue in the fourth quarter of 2020 decreased by 31.5% to RMB570.6 million (US$87.4 million) from RMB832.8 million in the same period of 2019. This decrease was mainly due to lower commission fees payable to agents for the services they rendered, which resulted from the decreased commissions from transactions. This decrease was partially offset by increased costs related to various SaaS solutions the Company offered to various platform participants, in the fourth quarter of 2020 to diversify the Company’s future revenue stream.

GROSS PROFIT

Gross profit in the fourth quarter of 2020 decreased by 75.8% to RMB51.8 million (US$7.9 million) from RMB214.4 million in the same period of 2019. Gross margin in the fourth quarter of 2020 decreased to 8.3% from 20.5% in the same period of 2019.

OPERATING EXPENSES

Operating expenses in the fourth quarter of 2020, which included share-based compensation expenses of RMB24.3 million (US$3.7 million), decreased by 85.7% to RMB128.3 million (US$19.7 million) from RMB899.7 million in the same period of 2019 which included share-based compensation expenses of RMB745.9 million.

•                  Sales and marketing expenses in the fourth quarter of 2020 increased to RMB32.2 million (US$4.9 million) from RMB17.1 million in the same period of 2019. This increase was primarily due to Company’s increased spending on brand promotion and marketing activities related to its new SaaS solutions offered to various platform participants in the fourth quarter of 2020.

•                  Product development expenses in the fourth quarter of 2020 were RMB70.9 million (US$10.9 million) compared to RMB506.8 million in the same period of 2019. This decrease was mainly attributable to the decrease in share-based compensation expenses in the fourth quarter of 2020 to RMB15.6 million (US$2.4 million) from RMB435.1 million in the same period of 2019. To a lesser extent, the decrease was also due to the Company’s decision to shift its focus from expanding the size of product development team to optimizing operating efficiency as well as to optimize its product development structure with a focus on the Company’s SaaS solutions, which led to a decrease in personnel-related expenses in the period.

•                  General and administrative expenses in the fourth quarter of 2020 were RMB25.2 million (US$3.9 million), compared to RMB375.9 million in the same period of 2019. This decrease was mainly due to the decrease in share-based compensation expenses in the fourth quarter of 2020 to RMB8.7 million (US$1.3 million) from RMB310.8 million in the same period of 2019. To a lesser extent, the decrease also resulted from the Company’s efforts in implementing cost control initiatives in response to the impact of COVID-19.

NET INCOME(LOSS)

Net loss in the fourth quarter of 2020 was RMB92.8 million (US$14.2 million) compared to a net loss of RMB691.0 million in the same period of 2019.

Non-GAAP net loss in the fourth quarter of 2020 was RMB68.5 million (US$10.5 million) compared to non-GAAP net income of RMB54.9 million in the same period of 2019.

NET LOSS PER ADS

Basic and diluted net loss per American Depositary Share (“ADS”) in the fourth quarter of 2020 were both RMB1.15 (US$0.18). In comparison, the Company’s basic and diluted net loss attributable to ordinary shareholders per ADS in the same period of 2019 were both RMB22.00. Each ADS represents 25 Class A ordinary shares of the Company.

Full Year 2020 Financial Results

REVENUE

Revenue in 2020 decreased by 31.9% to RMB2,451.3 million (US$375.7 million) from RMB3,599.4 million in 2019.

COST OF REVENUE

Cost of revenue in 2020 decreased by 28.3% to RMB2,036.8 million (US$312.2 million) from RMB2,842.4 million in 2019.

GROSS PROFIT

Gross profit in 2020 decreased by 45.2% to RMB414.5 million (US$63.5 million) from RMB757.0 million in 2019. Gross margin in 2020 decreased to 16.9% from 21.0% in 2019.

OPERATING EXPENSES

Operating expenses in 2020, including share-based compensation expenses of RMB102.8 million (US$15.8 million), decreased by 50.5% to RMB640.5 million (US$98.2 million) from RMB1,293.8 million in 2019.

•                  Sales and marketing expenses in 2020 were RMB38.0 million (US$5.8 million) compared to RMB48.4 million in 2019.

•                  Product development expenses in 2020 were RMB301.4 million (US$46.2 million) compared to RMB725.0 million in 2019.

•                  General and administrative expenses in 2020 were RMB301.1 million (US$46.1 million) compared to RMB520.4 million in 2019.

NET INCOME(LOSS)

Net loss in 2020 was RMB221.4 million (US$33.9 million) compared to RMB510.4 million in 2019.

Non-GAAP net loss in 2020 was RMB118.6 million (US$18.2 million) compared to non-GAAP net income of RMB235.5 million in 2019.

NET LOSS PER ADS

Basic and diluted net loss per ADS in 2020 were both RMB2.76 (US$0.42). In comparison, the Company’s basic and diluted net loss attributable to ordinary shareholders per ADS in 2019 were both RMB29.25.

Liquidity

As of December 31, 2020, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB945.0 million (US$144.8million), short-term bank borrowings of RMB443.4 million (US$68.0 million), as well as un-utilized bank facilities of RMB460.5 million (US$70.6 million). For the fourth quarter of 2020, net cash used in operating activities was RMB225.9 million (US$34.6 million).

Business Outlook

For the first quarter of 2021 the Company expects its revenue to be in the range between RMB270 million and RMB290 million. This forecast only reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management team will hold a Direct Event conference call on Friday, March 26, 2021, at 8:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Fangdd Network Group Ltd. Fourth Quarter 2020 Earnings Conference Call
Conference ID:	#2364238Registration

Link:                   http://apac.directeventreg.com/registration/event/2364238

Due to the global outbreak of the novel coronavirus, operator assisted conference calls are not available at the moment. All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A replay of the conference call will be accessible through April 3, 2021, by dialing the following numbers:

International:	+61-2-8199-0299
United States:	+1-646-254-3697
Hong Kong, China:	+852-3051-2780
Replay Code:	#2364238

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.fangdd.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.525 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. The Company makes no representation that the Renminbi or U.S. dollar amounts referred could be converted into U.S. dollar or Renminbi, as the case may be, at any particular rate or at all.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss) and non-GAAP net margin by excluding share-based compensation expenses from income (loss) from operations and net income (loss). The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. The Company compensates for these limitations by reconciling these non-GAAP financial measures to the most directly comparable U.S. GAAP measures, which should be considered when evaluating the Company’s performance. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) is a leading property technology company in China, operating one of the largest online real estate marketplaces in the country. Through innovative use of mobile internet, cloud and big data, FangDD has fundamentally revolutionized the way real estate agents conduct business through a suite of modular products and services powered by SaaS tools, productions and technology. Of the approximately 2.0 million real estate agents in China, more than 1,620,000 were on its platform as of December 31, 2020. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about FangDD’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as FangDD’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following. The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. FangDD’s plan to attract new and retain existing real estate agents, expand property listings, develop new products and increase service offerings might not be carried out as expected. FangDD might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that the Company believes to be reasonable as of this date, and FangDD does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

FangDD

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail:ir@fangdd.com

ICR, Inc.

Jack Wang

Phone: +1(646) 308-1649

E-mail: FangDD@icrinc.com

Fangdd Network Group Ltd.

SELECTED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS DATA

((All amounts in thousands of Renminbi, except for share and per share data)

	As of December 31,	As of December 31,
	2019	2020
Assets
Current assets
Cash and cash equivalents	1,103,747	843,448
Restricted cash	230,125	92,582
Short-term investments	11,500	9,000
Accounts receivable, net	2,189,980	2,252,103
Loans to equity method investees	—	92,116
Prepayments and other current assets	194,668	185,960
Total current assets	3,730,020	3,475,209

Total assets	4,372,125	4,047,952

LIABILITIES
Current liabilities
Short-term bank borrowings	490,000	443,444
Accounts payable	1,897,611	1,796,304
Customers’ refundable fees	44,916	36,074
Accrued expenses and other payables	338,626	281,648
Taxes payable	7	510
Total current liabilities	2,771,160	2,557,980

Total liabilities	2,783,070	2,581,954

Total shareholders’ equity	1,589,055	1,443,463
Noncontrolling interests	—	22,535
Total equity	1,589,055	1,465,998

Total liabilities and equity	4,372,125	4,047,952

Fangdd Network Group Ltd. SELECTED UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) DATA

((All amounts in thousands of Renminbi, except for share and per share data)

	For the Three Months Ended December 31,		For the Fiscal Year Ended December 31,
	2019	2020	2019	2020
Revenue	1,047,235	622,398	3,599,436	2,451,287
Cost of revenue	(832,755)	(570,569)	(2,842,394)	(2,036,821)
Gross profit	214,480	51,829	757,042	414,466

Operating expenses:
Sales and marketing expenses	(17,095)	(32,205)	(48,395)	(38,020)
Product development expenses	(506,766)	(70,896)	(724,983)	(301,401)
General and administrative expenses	(375,868)	(25,220)	(520,421)	(301,065)
Total operating expenses	(899,729)	(128,321)	(1,293,799)	(640,486)

Loss from operations	(685,249)	(76,492)	(536,757)	(226,020)

Net loss	(691,002)	(92,848)	(510,387)	(221,375)
Net loss attributable to noncontrolling interests	—	1,087	—	1,087
Net loss attributable to FANGDD Network Group Ltd.	(691,002)	(91,761)	(510,387)	(220,288)
Accretion of Redeemable Convertible Preferred Shares	(582)	—	(116,308)	—
Deemed dividend to preferred shareholders	(642,174)	—	(642,174)	—
Net loss attributable to ordinary shareholders	(1,333,758)	(91,761)	(1,268,869)	(220,288)

Net loss	(691,002)	(92,848)	(510,387)	(221,375)
Other comprehensive income (loss)
Foreign currency translation adjustment, net of income taxes	20,128	(20,335)	(94,357)	(28,054)
Total comprehensive loss, net of income taxes	(670,874)	(113,183)	(604,744)	(249,429)
Total comprehensive loss attributable to noncontrolling interests	—	1,087	—	1,087
Total comprehensive loss attributable to ordinary shareholders	(670,874)	(112,096)	(604,744)	(248,342)

Net loss per share attributable to ordinary shareholders
- Basic	(0.88)	(0.05)	(1.17)	(0.11)
- diluted	(0.88)	(0.05)	(1.17)	(0.11)
Net loss per ADS attributable to ordinary shareholders
- Basic	(22.00)	(1.15)	(29.25)	(2.76)
- diluted	(22.00)	(1.15)	(29.25)	(2.76)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted
- Basic	1,520,879,947	1,996,169,081	1,087,910,999	1,993,326,758
- diluted	1,520,879,947	1,996,169,081	1,087,910,999	1,993,326,758

Reconciliation of GAAP and Non-GAAP Results

((All amounts in thousands of Renminbi, except for share and per share data)

	For the Three Months Ended December 31,		For the Fiscal Year Ended December 31,
	2019	2020	2019	2020
GAAP loss from operations	(685,249)	(76,492)	(536,757)	(226,020)
Share-based compensation expenses	745,873	24,303	745,873	102,750
Non-GAAP income/(loss) from operations	60,624	(52,189)	209,116	(123,270)

GAAP net loss	(691,002)	(92,848)	(510,387)	(221,375)
Share-based compensation expenses	745,873	24,303	745,873	102,750
Non-GAAP net income/(loss)	54,871	(68,545)	235,486	(118,625)

GAAP operating margin	(65.4)%	(12.3)%	(14.9)%	(9.2)%
Share-based compensation expenses	71.2%	3.9%	20.7%	4.2%
Non-GAAP operating margin	5.8%	(8.4)%	5.8%	(5.0)%

GAAP net margin	(66.0)%	(14.9)%	(14.2)%	(9.0)%
Share-based compensation expenses	71.2%	3.9%	20.7%	4.2%
Non-GAAP net margin	5.2%	(11.0)%	6.5%	(4.8)%